SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAMES OF REPORTING PERSONS
Frank Porter Stansberry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,665,228 [See Item 5]

	8	SHARED VOTING POWER
NONE

	9	SOLE DISPOSITIVE POWER
67,665,228 [See Item 5]

	10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,665,228

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69% [See Item 5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Person. This Amendment No. 3 amends Item 4, Item 6, and Item 7, as set forth below.  All other items reported in Amendment No. 1 filed on January 20, 2023 remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On April 28, 2023, the Reporting Person entered into a settlement agreement with the Issuer in connection with the Issuer’s 2023 Annual Meeting of Shareholders (the “Agreement”).  Pursuant to the Agreement, the Issuer has agreed to increase the size of the Board of Directors of the Issuer (the “Board”) and to appoint David Eifrig, Glenn Tongue, and Matthew Smith to the Board prior to the 2023 Annual Meeting.  Following the 2023 Annual Meeting, the Issuer has agreed to fix the number of directors at nine and to not increase the number of authorized directors prior to the conclusion of the 2024 Annual Meeting.

The Reporting Person has withdrawn his director nominees and candidates for election to the Board at the 2023 Annual Meeting.  Additionally, at the 2023 Annual Meeting, the Reporting Person has agreed to (i) appear or otherwise cause all of his shares to be counted as present for purposes of establishing a quorum, (ii) vote, or cause to be voted, all of his shares on the Issuer’s proxy card or voting instruction form (a) in favor of each of the directors nominated by the Board and recommended by the Board in the election of directors and against any proposals to remove any such members of the Board, (b) against any nominees to serve on the Board that have not been recommended by the Board and (c) otherwise in accordance with the Board’s recommendations as identified in the Issuer’s proxy statement, and (iii) not execute any proxy card or voting instruction form other than the proxy card and related voting instruction form being solicited by or on behalf of the Board.

The Issuer has agreed to not take any affirmative action to effect any material changes in the operations and strategic direction of the Issuer without the prior written consent of the Reporting Person, until such time as David Eifrig, Glenn Tongue, and Matthew Smith are appointed to the Board.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.4 and incorporated by reference.

The Reporting Person disputes the Issuer’s assertions concerning certain statements made by the Reporting Person, as reflected in the press release in the Issuer’s 8-K filed on May 2, 2023.  Nevertheless, the Reporting Person believes the addition of David Eifrig, Glenn Tongue, and Matthew Smith will add value to the Issuer’s Board.

The Reporting Person intends to engage the new Board to change the Issuer’s dividend policy to begin paying dividends, to discuss the business, financial condition, and operations of the Issuer, and to discuss potential business combinations and strategic alternatives.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit
No.	Description of Document

99.1
Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on July 28, 2021.  (previously filed)

99.2	Letter, dated January 20, 2023, from Frank Porter Stansberry to the Board of Directors of Marketwise, Inc. (previously filed)

99.3	Letter, dated March 13, 2023, from Frank Porter Stansberry to MarketWise Shareholders (previously filed)

99.4
Settlement Agreement, dated as of April 28, 2023 by and between MarketWise, Inc., F. Porter Stansberry and Stokes Holdings Inc. (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on May 2, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023	/s/ Frank Porter Stansberry
Frank Porter Stansberry